Exhibit 4.4

DEPOSIT AGREEMENT

DEPOSIT AGREEMENT dated as of ________ between Incapital Trust Products LLC, a Delaware limited liability company (“Incapital Trust”), and Incapital Trust Products Trust __ (the “Trust”).

WHEREAS, the Trust was formed pursuant to a trust agreement (the “Trust Agreement”) dated _______, by and among Incapital Trust, as depositor, U.S. Bank National Association, as trustee (the “Trustee”), U.S. Bank Trust National Association (Delaware), as Delaware trustee (the “Delaware Trustee”), and Incapital Holdings LLC, as administrative agent (the “Administrative Agent”);

WHEREAS, the Trust will issue pass-through certificates and will hold property consisting of certain underlying assets (the “Underlying Assets”) listed on Schedule 1 to the Trust Agreement and all payments on or collections in respect of such Underlying Assets;

WHEREAS, pursuant to the Trust Agreement, Incapital Trust has agreed to transfer to the Trust all of the Underlying Assets;

WHEREAS, to ensure that Incapital Trust has fulfilled its obligations under the Trust Agreement with respect to the transfer of the Underlying Assets, the parties have agreed to enter into this Deposit Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration set forth herein, the sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.           Assignment.      Subject to the terms and conditions set forth in the Trust Agreement, Incapital Trust hereby irrevocably sells, assigns and transfers all of its right, title and interest in and to all of the Underlying Assets owned by it, to the Trust, and the Trust hereby accepts such sale, assignment and transfer.

2.           Further Assurances.       At its cost and expense, upon the written request of an administrator on behalf of the Trust or the Trustee, Incapital Trust shall duly execute and deliver or cause to be duly executed and delivered to such administrator or Trustee or its designee such further instruments and other documents and do and cause to be done such further acts as may be necessary or desirable in the reasonable opinion of such administrator or Trustee or its designee to carry out the provisions and purposes of this Deposit Agreement and the Trust Agreement in respect of the sale, assignment and transfer of the Underlying Assets.

3.           Limitation of Liability.  Notwithstanding anything contained herein to the contrary, this Deposit Agreement has been executed by U.S. Bank Trust National Association not in its individual capacity but solely in its capacity as Delaware trustee of the Trust and in no event shall U.S. Bank Trust National Association in its individual capacity have any liability for the covenants, agreements or other obligations of the Trust hereunder, as to all of which recourse shall be had solely to the assets of the Trust.

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IN WITNESS WHEREOF, the parties have caused this Deposit Agreement to be duly executed as of the day and year first above written.

INCAPITAL TRUST PRODUCTS LLC

By:
Name: Steven J. Hartman
Title: Managing Member

Incapital Trust Products Trust __

By:	U.S. Bank Trust National Association,
as Delaware trustee

By:
Name:
Title: